

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2018

Christopher J. Baldwin
Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, Massachusetts 01581

  Re: **BJ's Wholesale Club Holdings**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 18, 2018
    File No. 333-224994

Dear Mr. Baldwin:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 47

1. We note your disclosure on page 48 regarding the pro forma net tangible book value per share and the dilution to new investors if the underwriters exercise their option to purchase 5,625,000 additional shares. Please tell us how you calculated the amount of $(12.14) per share. Please also tell us if this calculation assumes that these additional shares are issued by the company or purchased from selling shareholders. Further, we note your disclosure that the number of shares held by existing shareholders would decrease by the amount of the additional shares sold to the underwriters. However, in other places, such as page 11, you state the additional shares will be purchased from you. Please clarify this matter to us, and revise your disclosure as necessary.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or me at (202) 551-3264 with any other questions.

       Sincerely,

       /s/ Jennifer Thompson   for

       Mara Ransom
       Assistant Director
       Office of Consumer Products